Exhibit 99.1

On November 12, 2015, NCR Corporation (the “Company” or “NCR”) held a conference call to discuss its entry into an Investment Agreement (the “Investment Agreement”) with funds managed by or affiliated with Blackstone Capital Partners VI, L.P. and Blackstone Tactical Opportunities L.L.C. (collectively, “Blackstone”). Below is a transcript of the conference call.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “believe,” “will,” “should,” “would,” “could” and words of similar meaning. Statements that describe or relate to NCR’s plans, goals, intentions, strategies or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Forward-looking statements are based on NCR’s current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including factors relating to: the successful closing of the investment by Blackstone and achievement of its potential benefits; domestic and global economic and credit conditions, including, in particular, market conditions and investment trends in the retail industry, and economic and market conditions in China and Russia; the impact of our indebtedness and its terms on our financial and operating activities; our ability to successfully introduce new solutions and compete in the information technology industry; the transformation of our business model and our ability to sell higher-margin software and services; our ability to improve execution in our sales and services organizations; defects or errors in our products or problems with our hosting facilities; manufacturing disruptions; collectability difficulties in subcontracting relationships in emerging industries; the historical seasonality of our sales; foreign currency fluctuations; the availability and success of acquisitions, divestitures and alliances, including the acquisition of Digital Insight; our pension strategy and underfunded pension obligation; the success of our ongoing restructuring plan; tax rates; compliance with data privacy and protection requirements; reliance on third party suppliers; development and protection of intellectual property; workforce turnover and the ability to attract and retain skilled employees; environmental exposures from our historical and ongoing manufacturing activities; uncertainties with regard to regulations, lawsuits, claims and other matters across various jurisdictions; and the other risks and uncertainties described in NCR’s filings with the Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in NCR’s annual report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 27, 2015 and in any of NCR’s subsequently filed Form 10-Qs. Any forward-looking statement speaks only as of the date on which it is made. NCR does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of NCR. The tender offer described in these materials has not yet commenced, and there can be no assurances that NCR will commence the tender offer on the terms described in these materials or at all. If NCR commences the tender offer, the tender offer will be made solely by an Offer to Purchase and related materials, which NCR will file with the SEC. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. If NCR commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain a free copy of them from the SEC at its website www.sec.gov, or free of charge from NCR at http://investor.ncr.com or by directing a request to Gavin Bell, Vice President of Investor Relations, at 212-589-8468 or gavin.bell@ncr.com.

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NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
EVENT DATE/TIME: NOVEMBER 12, 2015 / 1:00PM GMT
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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

CORPORATE PARTICIPANTS

Gavin Bell *NCR Corp - VP of IR*

Bill Nuti *NCR Corporation - Chairman and CEO*

Bob Fishman *NCR Corporation - CFO*

CONFERENCE CALL PARTICIPANTS

Rick Faulkner *Oppenheimer & Co. - Analyst*

Paul Coster *JPMorgan - Analyst*

Kartik Mehta *Northcoast Research - Analyst*

Gil Luria *Wedbush Securities - Analyst*

S.K. Prasad Borra *Goldman Sachs - Analyst*

Dan Perlin *RBC Capital Markets - Analyst*

Matt Summerville *Alembic Global Advisors - Analyst*

Rich Fitzgerald *Twin Capital - Analyst*

PRESENTATION

Operator

Good day and welcome to the NCR conference call. Today's conference is being recorded. At this time, I would like to turn the call over to Mr. Gavin Bell, Vice President of Investor Relations.

Gavin Bell - *NCR Corp - VP of IR*

Good morning and thank you for joining our call to discuss Blackstone's strategic investment in NRC. Joining me today on the call are Bill Nuti, Chairman and Chief Executive Officer, and Bob Fishman, Chief Financial Officer.

Our presentation and discussion today will include statements that are considered forward-looking statements. While these statements reflect our current outlook, expectations, and beliefs, they are subject to a number of risks and uncertainties that could cause actual results to vary materially. These risks and uncertainties are described in our press release announcing the investment and in our periodic filings with the SEC, including our annual report to stockholders.

We also expect to discuss our proposed tender offer for our common stock during this call. But nothing in this call should be construed as a recommendation to buy or sell NCR common stock. Our proposed tender offer has not yet commenced and will be made only pursuit to the materials we expect to file with the Securities and Exchange Commission upon commencement of the tender offer.

Please see our press release announcing the investment and the related presentation materials for important information about the proposed tender offer, including how to obtain the relevant tender offer materials when they are available.

On today's call, we will be referring to several presentation materials. Those materials are posted on our website and will be included in our form 8K that will be filed with the SEC later today. Also a replay of this call will be available tomorrow on our website, NCR.com.

With that, I'd like to turn the call over to Bill Nuti

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
Thank you Gavin. We are pleased to announce that we have entered into a strategic partnership with Blackstone, under which we will make a $820 million long-term equity investment in NCR. After a comprehensive review of the full range of alternatives, our Board concluded that executing our plan with our new strategic partner is the best way to go long term shareholder value. Importantly, this partnership will allow NCR to accelerate an ongoing successful transformation, enhancing our ability to deliver integrated software and services across our financial services, retail, and hospitality businesses. In short, with this investment, we will be better positioned to continue to improve margins, strengthen recurring revenue, and create long-term value for shareholders. Blackstone conducted extensive developments over a six month period in evaluating an investment in NCR. We have spent considerable time together discussing our vision, business strategy, operational focus, and execution priorities. To say Blackstone was thorough with its analysis is an understatement. Together, we have arrived at a strong road map for the next stage at NCR. We think the resulting equity investment is a strong vote of confidence in NCR’s long-term potential and business strategy. We at NCR are excited about this transaction, we get a proven, sophisticated, high-profile strategic partner with a long-term perspective and the expertise and experience to help accelerate our transformation into a software-driven company. Together, we will focus on continuing to grow high-margin recurring revenue, optimize manufacturing at the supply chain efforts, expand our partnership network, fractionalize costs, and increase productivity across the business. As part of their investment, they are very pleased that two Blackstone representatives will join our Board of Directors. These seats will be filled by Chinh Chu, and Greg Blank, both of whom we have come to know well throughout this process and we look forward to their contributions. Importantly, we have also announced today that we will return up to $1 billion in capital to our shareholders with what we plan to do through a modified “Dutch Auction” self-tender. The Blackstone investment enables us to achieve this significant direct return of capital to those investors for which the tendering the offer, while preserving our financial flexibility, to continue to find growth and create long-term shareholder value. I would now like to briefly cover the terms of Blackstone’s investment. The structure of this investment is consistent with NCR and Blackstone’s shared view that the Company is currently effectively priced with considerable long-term value-creation opportunities. Our shareholders will be able to participate, along with Blackstone, in a significant growth opportunities that are available to us in the lag of the expanding market for integrated omni channel solutions. Blackstone is making an equity investment in NCR in the form of perpetual, convertible preferred shares. They paid $30 stock price. The conversion price represented premium to a 30 day volume weighted average price. As part of their investment, Blackstone will receive an annual 5.5% dividend, payable in kind for the first four years. As I mentioned, Chinh Chu and Greg Blank of Blackstone will join our Board. They both have valuable experience working alongside Blackstone’s portfolio company, helping them to execute on their synergies and become more productive and efficient.
I also want to highlight that there is a lack of provision in the agreement which prohibits Blackstone from selling any of its preferred or converted common shares for 18 months after closing. Blackstone may convert the preferred into common at any time, and as an optional reduction ride after 8 1/2 years. In other words, there is no fixed maturity and the redemption is not mandatory. You can read all of the details in the 8K filing being made later today. Let’s now move to the terms of the share repurchase. We will be repurchasing up to $1 billion of common shares, which represents approximately 21% of our common stock. Expect to commence the modified Dutch Auction tender off tomorrow. This will be funded by the Blackstone investment, cash on hand, and borrowing from our revolving facilities. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

As I stated earlier, we are pleased that we are able to make this sizable capital return without straining our balance sheet. It will allow us to maintain the financial flexibility necessary to continue to invest in growth, execute further shareholder returns in the future, or a combination thereof, while providing shareholders immediate value. There will be no minimum tender condition and the tender offer will expire on December 11, 2015, unless we extend or terminate it. You will find the full detail on the offer in our filings with the SEC.

I would now like to spend a bit of time on what we've accomplished thus far in our transformation to how our strategic partnership with Blackstone will help accelerate our progress. We set out to make a strategic shift in our business, removing significant barriers to growth for our software-driven business model. As part of our transformation, we reallocated the reserves through an investment to higher-margin, higher growth areas, dramatically increasing our gross and aligned margins, and our focus on software and services has paid off with higher-margin recurring revenue, now representing a greater proportion of our total revenue.

We have also grown our capabilities through strategic transactions, including Digital Insight, which provided NCR an innovative online and mobile banking solution, Radiant, which provides unique solutions in hospitality and speciality retail, and Retalix, which includes our software and services offerings to retailers across the globe. We have accomplished all of this while successfully reducing and de-risking our pension liabilities and managing our legacy cash requirements on (inaudible).

Currently, we are continuing to enhance our integrated offering of software and cloud-based solutions and services to deliver an unparalleled offering with end-to-end solutions that include productivity, profitability, and the customer experience. We are focusing on expanding our go-to-market (inaudible) to drive sustainable growth through entry and new geographies, omni-channel capabilities, small and medium business solutions, and integrated software and services offerings. This transformation is allowing us to earn market share from additional competitors.

We are building significant footholds]in the software cloud space across each of industries we serve. We are growing our high-margin revenue spends, which will strengthen our long-term growth platform, and most importantly, we are focused on retaining and recruiting the talent necessary to continue to make these plans a reality.

We are seeing real progress in these areas. I believe the investors from Blackstone will position us as well to continue to drive increase profitability, and shareholder value. These are just some of the things that we will be able to accelerate with our new partner.

As I mentioned previously, we have been allocating our resources to our highest return businesses, namely around software and services. Blackstone is an experienced investor in the technology sector and will provide valuable insight to our company as we execute our strategy.

We look forward to leveraging their software-development expertise to identify key opportunities in our software and services business across the portfolio and continue to improve productivity of our services offering. We are also going to bring to bear Blackstone's considerable resources to continue to expand margins in our hardware assets and supply chain.

Blackstone has a demonstrated ability to help companies promote lean manufacturing, especially in integrated hardware/software offerings, and evaluate the potential for outsourcing of some sub-scale components. We will also work together to improve our performance across our manufacturing facilities to drive value from our integrated model. We will take a hard look at our product portfolio and churn timely end-of-life for lower margin for low gross offering. We will also review our (inaudible) [philosophies] and will work to make enhancements to improve both performance and our bottom line.

Blackstone also brings significant experience with cost management. With their help, we will conduct regular reviews of our organizational structure to identify areas that could be streamlined and we will make sure that are field services are set up to deliver in the most effective way. Blackstone has a tremendous platform in their strategic relationship will provide significant resources to explore our growth and increase productivity.

With that, I'll now turn it over to Bob who will discuss NCR's liquidity and financial profile.

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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

Bob Fishman - *NCR Corporation - CFO*

Thanks, Bill, and welcome everyone. I will take a moment to cover NCR's capital structure on slide 9. We believe this is the right transaction for NCR, due to its accounting treatment, EPS impacts, ratings profile, cash flow characteristics, and fit within our existing financial policy.

Blackstone's investment will be treated as mezzanine equity on our balance sheet. It will be accounted for in EPS on an as-is converted basis and the investment will be mildly accretive towards our 2016 EPS. We continue to be focused on having a solid credit rating and conservative financial profile and we believe we will maintain a solid credit profile with this transaction.

We have a robust cash flow position. The payment in kind feature on the preferred dividend supports our strong free cash flow generation. And as Bill mentioned earlier, we have made a number of significant investments in software that have created an excellent base that should continue the strong cash flow growth.

Our liquidity position is well over $1 billion, with about $300 million in cash, and a revolver of up to $850 million. With our business facility and our conservative leverage position, we are going to focus on deleveraging over time, both repaying down debt, and growing EBITDA, while maintaining our commitment to a disciplined approach to capital allocation.

Before I conclude on slide 10, I'd like to ensure everyone has the headline facts on the tender offer. We expect to launch it tomorrow at a price range between $26 and $29.50 per share and on an as converted basis, assuming the tender is fully subscribed at the mid-point of this range, Blackstone will hold approximately 17% of NCR shares outstanding.

In summary, I would like to reiterate that the strategic partnership with Blackstone supports our long-term strategy and enables us to preserve our flexible balance sheet while also returning a significant amount of capital to our shareholders.

With that, we will open up the call to questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Ian Zaffino, Oppenheimer

Rick Faulkner - *Oppenheimer & Co. - Analyst*

This is Rick Faulkner for Ian. It sounded like you're suggesting that with the help of Blackstone, you are going to continue to review the business. Does that mean it's possible that the non-core asset sells? And I am wondering if the proceeds of those could potentially fund further share repurchases beyond this Dutch tender.

Bill Nuti - *NCR Corporation - Chairman and CEO*

It is Bill. For sure, while the strategic alternative process is complete, there will be ongoing evaluation around divestitures of non-core assets and in fact, I expect something to be done in that vein this year. In addition, we will continue to look at restructuring opportunities that might avail themselves of providing us an ability to increase productivity to the good of our deficiencies. But the key there will be, like we have done, a rapid payback in terms of the cash used for that initiative as well. No question that normal routine evaluations of the business and potential changes can occur as we move forward.

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
Thanks.
Bill Nuti—NCR Corporation—Chairman and CEO
You’re welcome.
Operator
Paul Coster, JPMorgan.
Paul Coster—JPMorgan—Analyst
So should we assume this is an endorsement of the multi-vertical strategy or is that also something that over the course of time is being evaluated?
Bill Nuti—NCR Corporation—Chairman and CEO
I would say that it is quite an endorsement of the overall NCR strategy and vision. We have been, for the better part of six months, undergoing significant, very comprehensive due diligence with Blackstone. They have applied all of their resources at looking at NCR, whether they are outside resources in accounting or legal or tax or restructuring resources in their own in-house team, who is quite excellent. That process has really looked deeply into every aspect of NCR at a level that I can’t go into because it would take us two more hours of discussion, given how in-depth it was.
As a result of that, while I can’t speak for Blackstone and Chinh or Greg, I am certain that they would say they walked away impressed with our transformation to date. The options in front of us, in terms of our growth and value creation and that the diversity of our business, be it geographic diversity, industry diversity, product line mix diversity, are all strengths and reasons why they felt that both short- and long-term, this is a very good investment on their part.
Paul Coster—JPMorgan—Analyst
Bill, just one quick follow-up. Maybe it is a little naive on my part, but I’d like to understand a little bit better how Blackstone brings this expertise to the table. It is presumably not just these individuals, there is some sort of organizational benefit that you get as well.
Bill Nuti—NCR Corporation—Chairman and CEO
Yes, for sure. One thing they do have is a fit for purpose operating executive team and a number of CEOs from a number of companies and tech. By the way, that team is coordinated by Dave Calhoun at Blackstone, who we have met. There is a tremendous amount of experience and resource that we are going to take advantage of on that team.
In addition, that team is supported by functional experts in areas like procurement, healthcare cost, lean processes, sustainability, team and talent, and they also have a strategic support group. We can leverage their scale for purchasing, for healthcare, for cross-selling, and a whole host of other areas where we can leverage their skill and experience. So when you look deeply into what they can offer at NCR, it is really an adjunct to the great team that we have on the ground here at NCR, but the access to these other resources will really help us to refine our strategic and operational plan going forward.

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
Bill Nuti—NCR Corporation—Chairman and CEO
You’re welcome.
Operator
Kartik Mehta, Northcoast Research.
Kartik Mehta—Northcoast Research—Analyst
Good morning, Bill. As I looked at the slide in your presentation, you talked a little about the service of organization and optimizing it. I look over the last couple of years and you’re done a fantastic job with that and margins have really improved.
I am wondering is there still more left in that business for you to be able to make it more efficient? Or does that put you in a situation where the service and organization is not able to meet the needs of its customers?
Bill Nuti—NCR Corporation—Chairman and CEO
First of all, thanks for the compliment on our work to date. Kartik, we have a tremendous amount of opportunities to reduce waste and services and improve productivity and efficiency. In one dimension. That’s one particular dimension, I think we have done a great job there, but we are spending — still our cost structure and services is around $1.7 billion a year. We certainly can’t say that we spend $1.7 billion — all of that well. So there is significant opportunity to reduce cost and improve delivery.
Secondly, Kartik, we are now finally getting some traction on investments we’ve made in services innovation. As you know, we’ve made a lot of investment there around our dispatch systems, our core, call center locations, and [talent] in the systems, around parts and logistics, and so on. We are beginning to be able to move a number of expensive dispatch [base] falls to promote diagnostics and remote repair. When you apply on top of that, some of the innovation we developed around predictive services, around that one area alone, we think we can eliminate a couple of a million calls a year, that are quite expensive over the course of the next five years. Therein lies a huge opportunity in our core business today.
Thirdly, we are introducing new services offers. These are asset-like. They are highly tuned around managed services. They are higher-margin in nature. For example, Kartik, one of them will be in the branch transformation space, where offering service to a bank in a branch has a completely different SLA profile than an ATM, meaning, a branch can never go down.
Therefore, the cost of that service, while not significantly higher than normal ATM services, is offset by the higher price around the notion that a branch can never go down. So the margins are far greater for us. That is one small example of a services offer that we are now developing.
So you will see us execute like we have in product, a mix shift over time, to higher-margin services. That will also allow us to change our margin structure. So the combination of productivity and efficiency initiatives, innovation, and the change of our mix, offers us up a huge opportunity to drive down costs, drive up delivery and satisfaction, and grow our margins

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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

Kartik Mehta - *Northcoast Research - Analyst*

Thanks Bill. And then just one last question. You talked about making sure you review all of the businesses. As you are reviewing these businesses, is DI, Digital Insight, does it remain a part of this or is that also up for review and you want to look at each and every piece of this business to make sure it fits?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Oh no, gosh. DI has been a tremendous addition to our company. They are doing quite well. When I talked about asset sales, Kartik, I am very specifically talking about non-core asset sales. Digital Insight could not be more core.

And in fact, if you are following the legacy ATM consolidation between Diebold and Wincor, one of their purposes of doing that, publicly at least, they've stated is that they need an online and digital banking channel over time. We believe we have the best in the world in DI and so something like that would not be up for discussion. But we do have a couple of non-core assets that just don't fit inside of a software-heavy technology company today that we'll look at to dispose of.

Kartik Mehta - *Northcoast Research - Analyst*

Thank you very much.

Bill Nuti - *NCR Corporation - Chairman and CEO*

You're welcome.

Operator

Gil Luria, Wedbush Securities.

Gil Luria - *Wedbush Securities - Analyst*

I just want to follow up on that. So Radiant, Metallix, would you consider those core?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Absolutely. Yes, we would, Gil.

Gil Luria - *Wedbush Securities - Analyst*

Are we talking about the consumable's business, the IT outsourcing business? There is a finite set of companies in your portfolio. Which ones are non-core?

Bill Nuti - *NCR Corporation - Chairman and CEO*

I think you hit on a few of them. We won't get into detail as to exactly what parts of NCR we think are non-core for obvious reasons with regards to how that might impact a process underway, or my employees, or my customers. Suffice to say, there are few I think obvious non-core assets.

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
Got it. Thank you very much.
Bill Nuti—NCR Corporation—Chairman and CEO
You’re welcome.
Operator
S.K. Prasad Borra with Goldman Sachs.
S.K. Prasad Borra—Goldman Sachs—Analyst
Thanks for taking my questions. A couple if I may. Probably to start off, what were the constraints you were under before this investment and just with this (inaudible), from a strategy point of view, what has it actually changed for NCR? Would you be a lot more open to compromise your margins in the near term and just facts rate your investments and researching efforts?
Bill Nuti—NCR Corporation—Chairman and CEO
I do not think the issue is that we were under constraint at all. I think what this comes down to is a sophisticated, world-class investor has been looking at NCR for quite some time, has gotten to know us at a very intimate level. And believes that the stock is undervalued today, and has great upside long-term, and simply wants to be a part of that opportunity and can add value. And can bring to us a set of resources and talent that can help accelerate our vision and help accelerate that return that we believe is available to all of our shareholders.
We are quite excited about their being a part of NCR, being on the board, both Chinh and Greg are very familiar with NCR. I would say, as familiar as any of my employees are who work for me. So quite well aware of our company and can add a lot of value and help accelerate the future.
S.K. Prasad Borra—Goldman Sachs—Analyst
The second part of the question was with regards to whether you would be open to compromise margins and to facts rate restructuring efforts and investment efforts?
Bill Nuti—NCR Corporation—Chairman and CEO
I don’t think that is in the cards, meaning, I don’t think we are going to take drastic decisions on changes to the way our business model works. In terms of how that might impact long-term value creation, we think we are already doing a lot of that and doing it and disrupting ourselves.
A good example of that is our move to cloud. You will see us and we have consciously traded cloud monthly subscription revenue for license. That effects your short-term revenue and profitability but long-term is the right thing to do and that is recurring a very high margin and very sticky.
Another example was NCR Silver and Silver Pro, where we are trading hardware sales and short-term revenue around hardware sales from monthly subscription revenue for software at the service business, whether that be small retail or small hospitality. Thirdly, we are disrupting ourselves by moving from traditional selling of hardware software service to equipment where point-of-sale is a service. And we are seeing that trend as well.

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
S.K. Prasad Borra—Goldman Sachs—Analyst
Probably just as a follow-up, are there any specific initiatives that Blackstone has recommended already as part of this investment? Something which you need to obviously achieve or you would say it’s more of a discussion process rather than something specific they want to get out of this in terms of some initiatives being taken?
Bill Nuti—NCR Corporation—Chairman and CEO
I would classify this as a discussion process and a partnership. Certainly Blackstone has thoughts and ideas around how we can accelerate our strategic initiatives, how we can further refine our cost structure. Those things are, and have been, discussions with them for six months and will continue to be over time. But there is nothing, I would say short-term, that is imminent as a result of our discussions, other than the current course and speed of again, looking at non-core asset sales and perhaps a faster payback kind of restructuring initiative.
S.K. Prasad Borra—Goldman Sachs—Analyst
That is very helpful. Thanks, Bill. Thanks, Bob.
Bill Nuti—NCR Corporation—Chairman and CEO
You’re welcome.
Operator
Dan Perlin, RBC Capital Markets.
Dan Perlin—RBC Capital Markets—Analyst
Thanks. Just a couple of things to run through quickly. One is, it sounds like this accretion that you are building in for 2016, just to be clear, that’s not taking into consideration any strategic asset sales or any of this significant cost rationalization in that period? It is just the financial shift with the buyback and the issuance of the preferred, is that correct?
Bill Nuti—NCR Corporation—Chairman and CEO
Why don’t you take that one, Bob Fishman?
Bob Fishman—NCR Corporation—CFO
The comment around the slight EPS accretion is just that, Dan. It’s the treatment on an as-if-converted basis offset with the $1 billion share repurchase.

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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

Dan Perlin - *RBC Capital Markets - Analyst*

Okay. Since I got you Bob, I heard you mention EBITDA for the first time. Are we going to get away from NPOI and actually start reporting EBITDA as the key metric?

Bob Fishman - *NCR Corporation - CFO*

We are looking at a couple of things as we think through Investor Day which will likely be the best time to announce that. As we transition and transform more to a software company, EBITDA will become a much more important metric.

Dan Perlin - *RBC Capital Markets - Analyst*

Okay. Bill, I just want to clarify. You said we could see, as early as the end of this year, non-core asset sales. Is that what I heard you say?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Yes, you did, Dan.

Dan Perlin - *RBC Capital Markets - Analyst*

Okay, thank you. When we think through this cost rationalization process, which clearly Blackstone will help with, given all the resources you mentioned, how do we balance that with an acceleration in organic revenue growth? Where do you envision that happening or are we looking at 2016 as the year of really pruning and consolidating this business down and then 2017 maybe seeing the re-acceleration? If you could help me with that, I would appreciate it.

Bill Nuti - *NCR Corporation - Chairman and CEO*

The way I look at it, Dan, is around word balance. What we don't want to do is be consumed with a very large obstruction that could impact our ability to grow organically or, more importantly, continue to organically invest in growth and innovation.

Right now, we have an amazing opportunity in front of us with consolidation going on in our space and an amazing opportunity to actually take advantage of that situation and to put the brakes on in terms of organic investment or go-to-market strategic focus or any of the strategic initiatives underway would be a big mistake.

However, this team has been executing a simultaneity of initiatives annually for many, many years as it has executed its transformation. I am clearly proud of the hard work and effort of my team and the balance they have shown and their ability to stay focused on doing things that make a difference short term and long term and will continue to do that in 2016.

Dan Perlin - *RBC Capital Markets - Analyst*

Excellent. I have one last question, if I could. I do not know everything in Blackstone's portfolio and clearly, the human capital is important. I'm wondering, are there other assets, businesses that they may have invested in or own outright that you could tap into either through partnership or means for a procurement, for that manner, that will also effectuate this change? Thanks.

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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

Bill Nuti - *NCR Corporation - Chairman and CEO*

Dan, absolutely. Yes, unquestionably. They have a number of companies in their portfolio that not only are customers of ours, but partners of ours, and those we may be able to build a larger ecosystem around as well. We are quite excited about that.

Dan Perlin - *RBC Capital Markets - Analyst*

Excellent. Thank you.

Operator

(Operator Instructions)

Matt Summerville, Alembic Global Advisors.

Matt Summerville - *Alembic Global Advisors - Analyst*

I just want to talk about, from a bigger picture standpoint, we have heard for some time now about optimizing supply chain manufacturing. You came in, Bill, you outsourced it, you in-sourced it back in.

I would've thought a lot of that was largely done in terms of supply chain low-cost sourcing, et cetera. With the complexity that has been added, if I can call it that, with all the change that has occurred, what was the epiphany moment that the Board had that said, we can't go this alone. We need to bring in this expertise. I guess, why now?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Throughout the last six months, Matt, we have had the luxury, actually, of having several, not one, but several, independent restructuring firms and consultants crawl through NCR's business. Out of that process, there have been any number of recommendations around how to become more efficient, more productive, and even deliver a higher level of service and/or quality. We have learned a lot. I think one of the key things for me and my team has been that we have learned a ton by having access to these incredible resources.

While we have done a great job and I am really proud of where we are today, given where we come from, we also live in the world that is rapidly changing by the week. And there is new technology being developed by the month, new process innovation being developed by the quarter.

And we need to take advantage of the speed at which these opportunities are availing themselves to us and these particular firms have helped us understand what might be available to us today and going forward. There was no particularly epiphany, but that process certainly helps us to refine our thinking around how we can be even more efficient, more productive and higher quality.

Matt Summerville - *Alembic Global Advisors - Analyst*

And then just as a follow-up, Bob, you'd mentioned mildly accretive to 2016. Can you just maybe bracket that a little bit, a little better granularity? I don't know if mild to you means $0.05 or $0.25.

I guess this latest wave, if you will, of transformation, should we expect this to be done, you to get from point A to whatever point B is going to be? Is this a two-year thing? A three-year thing? A five-year thing? Bigger picture, how should we think about that?

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NOVEMBER 12, 2015 / 1:00PM, NCR - NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone

Bob Fishman - *NCR Corporation - CFO*

From a mildly accretive, I would say it's more that $0.05 range in terms of the transaction. Obviously, we need to wait for the tender offer to settle to know the exact number. And then the question on the pace of change, Matt, what was that again?

Matt Summerville - *Alembic Global Advisors - Analyst*

If I look at, Bill has been there 10 years now, we are looking at this next wave of transformation building on the prior 10. I assume you want this done quicker than 10 years. So I'm looking at when should we be able to see quote, the new NCR, if you will, as you come out of this whole process with Blackstone being involved and all the expertise they bring to the table?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Matt, I think if you were talk to Blackstone or me or my team, and we actually are hopeful that the sell side and buy side see it this way as well. We already are transformed. We are not even remotely close to the same company we were five years ago. In every dimension, we have changed. We think we have come a long way, but we also think that we live in the world where change is constant.

We have to remain ahead of the pace of that change. So to have a partner who can help you to maintain a lead on ever-present change and keep you focused on that mission and bring resources to the table to help you execute that, is why Blackstone makes sense. So we are quite excited about that.

Matt Summerville - *Alembic Global Advisors - Analyst*

Thank you, guys.

Bill Nuti - *NCR Corporation - Chairman and CEO*

Thanks.

Operator

Rich Fitzgerald, Twin Capital.

Rich Fitzgerald - *Twin Capital - Analyst*

I just wanted to see if any of the Board members or any of the funds with which the Board members are affiliated are participating in the tender?

Bill Nuti - *NCR Corporation - Chairman and CEO*

Not that we know of today. Right now, given everything we know right now, we don't anticipate that. However, that can change throughout the process.

Rich Fitzgerald - *Twin Capital - Analyst*

Thank you.

13

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NOVEMBER 12, 2015 / 1:00PM, NCR—NCR Corp Conference Call to Discuss Strategic Partnership with Blackstone
That concludes today’s question-and-answer session. At this time, I would like to turn the conference back over to Mr. Bill Nuti with any addtional or closing remarks.
Bill Nuti—NCR Corporation—Chairman and CEO
First of all, thank you all for being on the call on a short-term basis. We really appreciate you being here. Bob and I and Gavin will be around to answer any of your questions. We know that you might have a lot on your mind, so do not hesitate to call in. We look forward to coming back here soon with some of the next steps in this evolution of NCR. Have a great day. Bye-bye.
Operator
This does conclude today’s conference. Thank you for your participation.
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